UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bridgeline Digital, Inc

(Name of Issuer)

Common stock

(Title of Class of Securities)

10807Q403

(CUSIP Number)

Ziyad Binsalamah
2806-1850 Old Main Street
Houston, Texas, 77030, USA

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

7/29/2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	10807Q403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ziyad Binsalamah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [　] (b) [　]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [　]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,655
	8	SHARED VOTING POWER 48,655
	9	SOLE DISPOSITIVE POWER 48,655
	10	SHARED DISPOSITIVE POWER 48,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [　]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.   Security and Issuer

(a) Name of Issuer BRIDGELINE DIGITAL, INC. (b) Address of Issuer's Principal Executive Offices 100 Summit Drive Burlington, Massachusetts, 01803

Item 2. Identity and Background

(a) This statement on Schedule 13D is filed by Ziyad Binsalamah; an individual legal resident of the state of Texas (the "Reporting Person")

(b) Address of Principal Business Office or, if none, 2806-1850 Old Main Street, Houston, TX, 77030

(c) The Reporting Person is an individual investor

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding

(e) The reporting person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) The reporting person is a citizen of Saudi Arabia

Item 3. Source or Amount of Funds or Other Consideration

  A total amount of approximately $250,000.00 was paid to acquire the Shares reported as beneficially owned by the Reporting Person. The funds used to purchase these securities personal funds. All Shares were purchased in the open market

Item 4. Purpose of Transaction

  The Reporting Person purchased the Shares reported herein as a passive investor based on the Reporting Person's belief that such securities represented an attractive opportunity.

  Depending on overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to (i) increase or decrease his position in the Issuer through , among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such items and at such times as the Reporting Person may deem advisable and/or (ii) enter into transaction that increase or hedge the Reporting Person's economic exposure to the Shares without affecting the Reporting Person's beneficial ownership of shares.

The Reporting person has no plans to interfere with the Issuers plan or operations.

Item 5. Interest in Securities of the Issuer

(a)   The aggregate percentage of shares reported owned by the Reporting Person is based on 950,642.00 Shares outstanding, which is the total number of Shares outstanding as reported in the 10-Q Quarterly report on May 15, 2019

As of July 26, 2019, Ziyad Binsalamah beneficially owns 48,655 or 5.1% of the outstanding Shares. All Shares are held by the Reporting Person. The Reporting Person does not own any Senior notes.

(b)   The Reporting Person has sole power to vote and dispose of the 48,655 shares held by him individually.

(c)   The following Shares were purchased in the open market during the prior 60 days (based on settlement date):

Purchaser	DATE	Number of Shares	PRICE
Ziyad Binsalamah	7/26/2019	18	1.999
Ziyad Binsalamah	7/26/2019	6000	1.99
Ziyad Binsalamah	7/17/2019	1	2.2599
Ziyad Binsalamah	7/12/2019	10	2.49
Ziyad Binsalamah	7/12/2019	266	2.3
Ziyad Binsalamah	7/12/2019	4934	2.4
Ziyad Binsalamah	6/28/2019	4	2.7
Ziyad Binsalamah	6/28/2019	10	2.7
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.58
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.59
Ziyad Binsalamah	6/28/2019	100	2.62
Ziyad Binsalamah	6/28/2019	100	2.68
Ziyad Binsalamah	6/28/2019	100	2.7
Ziyad Binsalamah	6/28/2019	200	2.58
Ziyad Binsalamah	6/28/2019	200	2.66
Ziyad Binsalamah	6/28/2019	200	2.68
Ziyad Binsalamah	6/28/2019	200	2.68

Ziyad Binsalamah	6/28/2019	300	2.62
Ziyad Binsalamah	6/28/2019	300	2.66
Ziyad Binsalamah	6/28/2019	500	2.62
Ziyad Binsalamah	6/28/2019	500	2.66
Ziyad Binsalamah	6/28/2019	1156	2.45
Ziyad Binsalamah	6/24/2019	1000	2.49
Ziyad Binsalamah	6/21/2019	1	2.5
Ziyad Binsalamah	6/14/2019	1	2.69
Ziyad Binsalamah	6/14/2019	1	2.71
Ziyad Binsalamah	6/14/2019	1	2.72
Ziyad Binsalamah	6/14/2019	1	2.75
Ziyad Binsalamah	6/14/2019	1	2.77
Ziyad Binsalamah	6/14/2019	1	2.78
Ziyad Binsalamah	6/14/2019	1	2.8
Ziyad Binsalamah	6/14/2019	4	2.99
Ziyad Binsalamah	6/14/2019	10	3
Ziyad Binsalamah	6/14/2019	40	2.89
Ziyad Binsalamah	6/14/2019	100	2.92
Ziyad Binsalamah	6/14/2019	143	2.74
Ziyad Binsalamah	6/14/2019	250	2.81
Ziyad Binsalamah	6/14/2019	300	2.91
Ziyad Binsalamah	6/14/2019	500	2.9
Ziyad Binsalamah	6/14/2019	967	2.76
Ziyad Binsalamah	6/14/2019	1800	2.99
Ziyad Binsalamah	6/3/2019	1	3.0647
Ziyad Binsalamah	6/3/2019	5	3.17
Ziyad Binsalamah	6/3/2019	135	3.3
Ziyad Binsalamah	6/3/2019	3595	3.3
Ziyad Binsalamah	5/31/2019	190	3.39

The following Shares were sold in the open market during the prior 60 days (based on settlement date):

None

      (d)   No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issue

There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None

Item 8. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/29/2019
Dated

/s/
Signature

Ziyad Binsalamah, MD
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).